August 6, 2018

Thomas Soloway
Chief Financial Officer
Audentes Therapeutics, Inc.
600 California Street, 17th Floor
San Francisco, CA 94108

       Re: Audentes Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 001-37833

Dear Mr. Soloway:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 15. Exhibits, Financial Statement Schedules, page 98

1.     Please amend your filing to provide new certifications filed as Exhibits
31.1 and 31.2
       to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b)
       should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas Soloway
Audentes Therapeutics, Inc.
August 6, 2018
Page 2

      You may contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-
3652 with any questions.



FirstName LastNameThomas Soloway                       Sincerely,
Comapany NameAudentes Therapeutics, Inc.
                                                       Division of Corporation
Finance
August 6, 2018 Page 2                                  Office of Healthcare &
Insurance
FirstName LastName